

June 15, 2023

Spencer Collins
Chief Legal Officer
Arm Holdings Limited
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

> **Re: Arm Holdings Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted on June 12, 2023**
> **CIK No. 0001973239**

Dear Spencer Collins:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1. Please disclose the third and fourth to last sentences of your response to comment 4.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Justin Salon